77C

BIF Multi-State Municipal Series Trust: BIF Michigan Municipal Money Fund and BIF Pennsylvania Municipal Money Fund

77C
Submission of matters to a vote of security holders

On December 18, 2014, BlackRock Holdco 2, Inc., the sole shareholder of each of BIF Michigan Municipal Money Fund and BIF Pennsylvania Municipal Money Fund (each, a “Fund”), each a series of BIF Multi-State Municipal Series Trust, consented in writing to the liquidation of each Fund, respectively, on December 19, 2014.